Exhibit 99.1

JinkoSolar Cumulatively Buys 200,000 ADSs Under Its Share Repurchase Program

SHANGHAI, March 19, 2020 -- JinkoSolar Holding Co., Ltd. (the “Company,” or “JinkoSolar”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that it repurchased an aggregate of 200,000 American Depositary Shares (“ADSs”) between March 17, 2020 and March 18, 2020, pursuant to the share repurchase program previously announced on March 12, 2020. JinkoSolar plans to continue to repurchase additional ADSs pursuant to this share repurchase program.

Under this share repurchase program, JinkoSolar is authorized to repurchase up to US$100 million of its ordinary shares represented by ADSs, from time to time in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, within the twelve months following March 12, 2020.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 11.5 GW for mono wafers, 10.6 GW for solar cells, and 16 GW for solar modules, as of December 31, 2019.

JinkoSolar has over 15,000 employees across its 7 productions facilities globally, 14 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina.

To find out more, please see: www.jinkosolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China

Ms. Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5900 2940

Email: carnell@christensenIR.com

In the US

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com